

December 15, 2014

Via E-mail
John C. Molina
Chief Financial Officer and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

Re: Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 30, 2014
File No. 001-31719

Dear Mr. Molina:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarterly period ended September 30, 2014
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Premium Revenue – Health Plans Segment, page 7

1. You recorded a liability of $272.6 million and $1.4 million at September 30, 2014, and December 31, 2013, respectively, for your obligation to return premiums if certain minimum amounts are not spent on defined medical care costs and state that the increase was primarily driven by the Medicaid expansion program. Please tell us how you determined the amount of these liabilities at each of those dates and your accounting policy for recording them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Senior Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant